eMagin Corporation

2070 Route 52

Hopewell Junction, NY 12533

July 7, 2017

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             eMagin Corporation
Acceleration Request for Registration Statement on Form S-3
File No. 333-218838 (Filed June 20, 2017)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), eMagin Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Tuesday, July 11, 2017, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Jocelyn M. Arel, by facsimile to (617) 321-4344 or by email to JArel@goodwinlaw.com.

If you have any questions regarding this request, please contact Jocelyn M. Arel of Goodwin Procter LLP at (617) 570-1067.

[Signature page follows]

Sincerely,

EMAGIN CORPORATION

/s/ Andrew G. Sculley
Andrew G. Sculley
President and Chief Executive Officer

cc:           Jocelyn Arel, Esq.

Goodwin Procter LLP